Confidential Treatment Requested by Casual Male Retail Group, Inc. as to Certain Information Contained in Attachment B to this Letter and Filed Separately with the Securities and Exchange Commission.

August 31, 2006

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attn:	William Choi
Branch Chief

Re:	Casual Male Retail Group, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2006
Filed March 31, 2006
File No. 0-15898

Dear Mr. Choi:

This letter is submitted on behalf of Casual Male Retail Group (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 28, 2006, filed on March 31, 2006 (the “Form 10-K”), as set forth in a letter dated August 18, 2006 to Dennis R. Hernreich (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-K for the Year Ended January 28, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 32

Comment No. 1

Please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future. Also discuss any other known

Confidential Treatment Requested by Casual Male Retail Group, Inc. as to Certain Information Contained in Attachment B to this Letter and Filed Separately with the Securities and Exchange Commission.

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August 31, 2006

trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition and/or operating performance. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Response to Comment No. 1

The Company has considered the Staff’s comment and has referred back to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K. In preparing the Management’s Discussion and Analysis section of its filings, the Company believes that it makes every effort to discuss any known trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material effect on financial condition or operating performance.

The Company believes that at January 28, 2006, the known material trends, demands, commitments, events or uncertainties facing the Company were:

1.	Development of a direct sourcing program, which will continue to improve the Company’s gross margin;
2.	Continued sales growth, particularly growth in its catalog and e-commerce business;
3.	The overall impact on the business as a result of the Company’s strategic initiatives that it has accomplished since acquiring Casual Male in fiscal 2002;
4.	The impact of the Company’s sale-leaseback on future liquidity, which also provided the Company with the potential to repurchase more of its convertible notes in the future;
5.	The expected interest cost savings as a result of the reduction in long-term debt obligations; and
6.	The impact of the utilization of the Company’s net operating losses on future cash tax obligations.

In reviewing the adequacy of the Company’s disclosures in the Company’s Form 10-K for the year ended January 28, 2006, the Company addressed all of the above trends and events within Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations, with the exception of the development of a direct sourcing program and discussion regarding our system enhancements and their impacts on performance trends. The Company did, however, include a section under Item 1. – Business—Global Sourcing on page 5 which did address the Company’s direct sourcing program as well as the expected impact of this program on its future merchandise margins. The progress and impact of the Company’s system upgrades and integration were also discussed under Item l. – Management’s Information Systems page 13. The Company has included, as Attachment A to this letter, a markup of Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations as an example of where the Company would add additional disclosure

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on a prospective basis to point out the trends but also to highlight that there are several risk factors that may negatively impact these trends.

The Company acknowledges the Staff’s comment to revise the discussion of its results of operations. The Company proposes that the additional disclosure be provided on a prospective basis since the Company believes that all material information was previously included in the Form 10-K that was filed. In future filings, the Company will ensure that all trends, demands, commitments, events or uncertainties as discussed in SEC Release No. 33-8350 are specifically disclosed within Management’s Discussion and Analysis.

Comment No. 2

Please disclose in future filings, whether your comparable store sales include stores which have been remodeled, expanded, or re-located. Further, please disclose that the method of calculating comparative store sales varies across the retail industry and, as a result, your calculation of comparative store sales is not necessarily comparable to similarly titled measures reported by other companies.

Response to Comment No. 2

In future filings, the Company will modify its current definition to address these comments and proposes the following language:

Comparable sales for all periods include our retail stores that have been open for at least one full year together with our e-commerce and catalog sales. Stores that may have been remodeled, expanded or re-located during the period are also included in the Company’s determination of comparable sales. The Company includes its direct businesses as part of its calculation of comparable sales since the Company is a multi-channel retailer, offering its customers convenient alternatives for their shopping. The method of calculating comparative store sales varies across the retail industry and, as a result, the Company’s calculation of comparable sales is not necessarily comparable to similarly titled measures reported by other companies.

Contractual Obligations, page 38

Comment No. 3

Please revise your contractual commitments table to include estimated interest payments on debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, please include a footnote to the table that identifies the excluded item and provides any additional information that is material to understanding your cash requirements.

Confidential Treatment Requested by Casual Male Retail Group, Inc. as to Certain Information Contained in Attachment B to this Letter and Filed Separately with the Securities and Exchange Commission.

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Response to Comment No. 3

Due to the convertible and redemption features of the Company’s convertible notes, which represent approximately $94.8 million of the $104.5 million of outstanding long-term debt obligations at January 28, 2006, actual interest costs may differ from estimates. Also, as discussed in Note C to the Notes to the Consolidated Financial Statements, the Company repaid in full its term loan of $5.6 million immediately after the end of the year and therefore any interest costs due were immaterial. As a result, we did not disclose such amounts in prior filings as a contractual commitment. The Company proposes modifying its contractual commitments table for future filings to expand its long-term obligation footnote, as set forth below, to state that the amounts in the table exclude estimated interest payments on its long-term debt obligations.

Contractual Obligations

The following table summarizes our contractual obligations at January 28, 2006, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-Term Debt Obligations(1)	$104.5	$9.0	$0.7	$—	$94.8
Operating Leases(2)	252.5	43.1	67.4	41.0	101.0
Non-merchandise Purchase Obligations(3)	2.4	1.6	0.8	—	—

Total Commitments(4)	$359.4	$53.7	$68.9	$41.0	$195.8

(1)	Excluded from long-term debt obligations is the related interest costs, associated with such debt obligations, of approximately $4.7 million annually, assuming that the Company’s convertible notes remain outstanding through maturity. If a portion of the convertible notes were to be redeemed or converted, the estimated annual interest costs would decrease accordingly. Commencing on January 7, 2007, the Company has the option to redeem some or all of the notes for a cash payment equal to the face amount of the notes to be redeemed, plus accrued interest. Each note holder has the right to require the Company to redeem the notes for cash or delivery of shares of common stock, at the Company’s option, on January 1, 2009, 2014, or 2019. At any time, a note holder may elect to convert some or all of the notes into the Company’s common stock at a conversion price of $10.65 per share. For a complete description of our long-term debt obligations, see Note C to the Notes to the Consolidated Financial Statements.
(2)	Subsequent to year end, we entered into a 20-year lease agreement for our corporate headquarters as part of the sale-leaseback transaction discussed above. The amounts due for Operating Leases as of January 28, 2006 include the contractual obligations pursuant to that lease agreement.
(3)	Non-merchandise Purchase Obligations include commitments pursuant to certain agreements for services. Included in the table are our minimum obligations under our license agreements and endorsement agreement with George Foreman. Pursuant to these agreements, we are obligated to pay a remaining aggregate minimum of approximately $1.2 million through December 31, 2006 on our endorsement and

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apparel licensing agreements with Mr. Foreman and approximately $75,000 though July 30, 2007 on our footwear license agreement. See Note E—“Commitments and Contingencies” to the Notes to the Consolidated Financial Statements for a full description of these agreements. We are also obligated to pay $392,000 annually for three years pursuant to a consulting agreement with Jewelcor Management, Inc. See Note H—“Related Parties” to the Notes to the Consolidated Financial Statements for a full description of this agreement.
(4)	This table excludes Merchandise Purchase Obligations, which represent our outstanding obligations pursuant to open purchase orders. At January 28, 2006, we had approximately $92.7 million in open purchase orders. We estimate that approximately 75% of these purchase orders may be considered non-cancelable.

Financial Statements and Supplementary Data, page 43

Note M. Segment Information, page 70

Comment No. 4

We note that you have aggregated your operations into one reportable segment: Big & Tall Men’s Apparel. Based on your disclosures elsewhere in the document, it appears that you have several distribution channels meeting the three characteristics of operating segments described in paragraph 10 of SFAS 131. It appears that you may have identified these different distribution channels within your retail segment (i.e., your “Casual Male XL”, and “Casual Male Big and Tall” full priced retail stores, “Casual Male Big and Tall” outlet stores, “Rochester Big and Tall” retail stores, “Casual Male” at Sears Canada and catalog and e-commerce operations) and concluded that aggregation was appropriate. If so, please tell us in detail your basis for such a conclusion. If not, please advise. Refer to paragraph 17 of SFAS 131. Please be sure to address how you determined these operations were economically similar. In this regard, please supplementally provide us the revenues and gross margin by distribution channel since inception to support that your differing distribution channels are economically similar. We may have further comment.

Response to Comment No. 4

The Company currently manages its business in two operating segments, Casual Male and Rochester. For reporting purposes, these operating segments are aggregated into one reportable segment, the Big & Tall Apparel business. The Company considers these two operating segments to be similar in terms of economic characteristics, production processes, and operations, which therefore permits aggregation. The Company believes that this “one reportable segment” reporting adequately highlights to the reader of the financial statements the critical risks and opportunities viewed by management.

Background. Since the Company acquired Casual Male in fiscal 2002, its primary objective has been to become the premier retailer of Big & Tall men’s apparel. Until the end of fiscal 2004, when the Company completed the divesture of its Other Apparel Businesses, which

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included its Levi’s®/Dockers® business and its Ecko joint venture, the Company had operated its business under two reportable segments, Big & Tall and Other Apparel. In October 2004, the Company acquired Rochester Clothing because it was a direct fit with the Company’s existing Casual Male business and would provide the Company with the ability to increase its market share in that retail sector by providing its potential customers with a wider variety of Big & Tall apparel options.

Operating Segments. Under both the Casual Male and Rochester operating segments, the Company manages a multi-channel operation consisting of retail stores, e-commerce and catalog operations. The Company utilizes these channels as a means to maximize its market share and customer base. Each channel provides the same merchandise to the same class of customers at a consistent sale price within each operating segment. As such, the merchandise margins per channel within each operating segment do not materially vary from one another.

From a business perspective, the use of a multi-channel operation increases the Company’s impact on its customers since the same customer may use the e-commerce website or catalog to browse merchandise, but may actually go into a retail store to purchase. Likewise, a customer may use one of the Company’s catalogs to browse but may then go on-line to purchase and vice versa. The Company also provides the customer with the ability to make catalog purchases directly at the store level if certain products are not in stock. With each channel, the Company is marketing to the same customer and providing them with alternatives and conveniences to meet their shopping preferences. As a result, the Company manages the business and makes key resource decisions on an aggregate basis for all channels.

SFAS 131, paragraph 10 defines an “operating segment” as a component of a business enterprise that has each of the three following characteristics:

A.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
B.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and
C.	For which discrete financial information is available.

The Company’s CODM, which consists primarily of the Company’s Chief Executive Officer and its Chief Operating Officer/Chief Financial Officer, review financial results based on the brands, Rochester and Casual Male. While the Company’s direct businesses, for both Rochester and Casual Male, do engage in business activities from which they may earn revenue and incur expenses and do have limited discrete financial information available, primarily net revenues, merchandise margins and advertising costs, the CODM is ultimately

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managing the two operating segments on an aggregated basis. The direct businesses are rolled up to their respective operating segments for purposes of preparing internal financial statements and for reviewing the overall operating profitability of each segment. The Company does not complete four-wall financial statements for the direct businesses. When the CODM allocates resources to the operating segments, the CODM considers the overall profitability of each operating segment.

The Company’s overall objective is to grow the brand recognition of Casual Male and Rochester and with that its market share of the big & tall business. The Company believes that the best way to achieve this market share growth is to identify meaningful market segments within the target market and cater to each group. In addition to targeting each economic level of the big & tall market (value-oriented, moderate and high), the Company is also focusing on subgroups within the target market, such as younger male customers. Our research has shown that we need to appeal to a variety of customers within the big & tall market in our efforts to become the selection of choice among big & tall men. Accordingly, the Company allocates its resources as needed to achieve this objective.

The purchasing history of our customers demonstrates that our typical customer visits our stores only a handful of times each year because of their shopping habits. By introducing these same customers to the catalog and e-commerce sites, the Company is able to increase the number of times that a typical customer purchases from us. A recent marketing study has shown that by providing a customer with a multi-shopping environment, a company could potentially increase its sales with that customer by 30%. The Company is building brand loyalty with its customers. We want our customers to think of Casual Male and Rochester as their one-stop shopping, with no need to look to competitors because Casual Male and Rochester can meet their shopping needs by having the merchandise they want in-stock. If it is not in a store it will be available through its catalogs or e-commerce sites. The Company is selling its brand names and in order to do that successfully, it uses a variety of channels.

Aggregation. As permitted by paragraph 17 of SFAS 131, the Company has aggregated its two operating segments into one reportable segment based on the similar economic characteristics of each of the operating segments. Per paragraph 17, if the segments have similar economic characteristics and if the segments are similar in each of the following areas they may be aggregated:

1. Similar Economic Characteristics. The gross margin (net sales less cost of goods sold) of the Casual Male operating segment was 3.2% greater than the Rochester operating segment for fiscal 2005. Gross profit (gross margin less occupancy) for the Casual Male operating segment was 1.4% less than the gross profit of the Rochester operating segment for fiscal 2005. Both of which are less than the 10% threshold. The Company expects that the long-term gross margin for Rochester will gradually increase and become even more similar to the Casual Male gross margin. Currently, the Rochester business is more heavily weighted

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by brand name apparel, as the Company develops and expands on the Rochester private label brands, which was discussed in Item 1. of the Company’s Form 10-K, the gross margin for Rochester is expected to be similar with Casual Male, which currently has a higher percentage of private label merchandise. The Company allocates its resources between these two operating segments by determining which initiatives will yield a greater incremental market share to the Company. See Attachment B for the supplementary disclosure requested which provides revenues and gross margin by channel within each operating segment.

2.	Other criteria necessary for aggregation

a.	The nature of the products and services. Both operating segments sell apparel merchandise that is essentially the same: casual wear, dress wear and active wear for the big & tall customer. Each operating segment carries its own private label merchandise line as well as several branded apparel lines. In addition, each segment offers its customers a multi-channel shopping environment (retail, catalog and e-commerce).

b.	The nature of the production processes. Each operating segment purchases a significant portion of its merchandise from third-party vendors which is sent to the Company’s centralized distribution center and then distributed to its retail stores or direct to consumers. As discussed previously, both operating segments also have a growing private label program, utilizing off-shore sourcing.

c.	The type or class of customer for their products and services. The Company’s customers are all retail consumers. Although the Company markets each operating segment to a different economic class of customer, they are both marketing to the big & tall customer. The merchandise sold in both segments could be purchased by a customer of either segment.

d.	The methods used to distribute their products or provide their services. As of the end of fiscal 2005, all merchandise for both segments is sent to the Company’s centralized distribution center in Canton, Massachusetts. Both segments benefit from the Company’s Manhattan Associate’s PKMS warehousing application which was implemented in fiscal 2004. In addition, both segments utilize United Parcel Services (“UPS”), instead of third party trucking companies, to distribute merchandise to its stores and for its direct to consumer businesses.

e.	If applicable, the nature of regulatory environment, for example, banking, insurance, or public utilities. This is not applicable to either operating segment.

Based on the similarities between the two operating segments, as described above, the aggregation criteria of paragraph 17 of SFAS 131 has been met, and therefore, the Company

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has aggregated these two operating segments into one reportable segment since the Rochester acquisition in October 2004. In future filings, the Company will expand on its current disclosure documenting the Company’s determination of its operating segments and reportable segment pursuant to SFAS 131 as outlined below:

Since the Casual Male acquisition in May 2002 through the end of fiscal 2004, the Company operated its business under two reportable store segments: (i) the Big & Tall Apparel business and (ii) Other Branded Apparel businesses. However, with the completion of the closure of its Levi’s®/Dockers® business and the sale of its Ecko joint venture interest, the Company completely exited all operations of its Other Branded Apparel business by the end of fiscal 2004. Beginning in fiscal 2005, the Company began reporting its operations as one reportable segment, Big & Tall Men’s Apparel, which consists of its two operating segments—Casual Male and Rochester. The Company considers its operating segments to be similar in terms of economic characteristic, production processes, and operations, and have therefore aggregated them into a single reporting segment.

Schedule II—Valuation and Qualifying Accounts, page 81

Comment No. 5

We note on page 51 that you provide for an allowance for sales returns and allowances as reductions to revenue. Please revise this schedule to include the activity in your sales returns and allowances. Alternatively, you may provide such disclosure in the notes to the financial statements. Also, please be advised that the activity from your notes receivable allowance for doubtful accounts should also be presented in this schedule. Refer to Rules 5-04 and 12-09 of Regulations S-X for guidance.

Response to Comment No. 5

The Company has not previously included its sales returns and allowances on Schedule II- Valuation and Qualifying Accounts, due to the immateriality of the reserve balance. For each of the two fiscal years in which a Consolidated Balance Sheet was presented the sales returns and allowance represented approximately 1.0% of current liabilities.

For the two fiscal years in which a Consolidated Balance Sheet was presented, the Company did not have any outstanding notes receivables. The Company did have outstanding accounts receivables which were net of a reserve for bad debt; however, the reserve balance for each of the two years was immaterial, representing less than 1.0% of the total accounts receivable balance and therefore immaterial to total assets.

Due to the immateriality of both the sales returns and allowance reserve and the bad debt reserve, neither of these accounts were included in Schedule II.

Confidential Treatment Requested by Casual Male Retail Group, Inc. as to Certain Information Contained in Attachment B to this Letter and Filed Separately with the Securities and Exchange Commission.

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August 31, 2006

*         *        *         *         *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 828-9300.

Sincerely,

/s/ Dennis R. Hernreich

Dennis R. Hernreich

Chief Financial Officer

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Attachment A

Supplemental information to Support Response #1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. [NOT SHOWN IN ITS ENTIRETY]

Executive Overview

Summary

Fiscal 2005 marks the first year since we acquired the Casual Male business in May 2002 that we have operated solely as a big & tall men’s apparel retailer. By the end of fiscal 2004, we had completed the divestiture of our other non-core businesses which included our Levi’s®/Dockers® business and our Ecko Unltd.® business.

Our objective since acquiring the Casual Male business in fiscal 2002 has been to become the premier retailer in the big & tall industry by (1) improving upon operating efficiencies with lower operating costs and replacement of Casual Male’s antiquated systemic infrastructure, (2) updating Casual Male’s merchandise assortments with a balanced mix of branded and private label merchandise addressing the wardrobe needs of its niche consumer base and (3) divesting our other businesses to enable strategic focus towards the our core business.

With our system enhancements complete, we are now able to market our merchandise to a variety of target customer market segments, both geographically by store and by lifestyle. Over the past year, we have been able to identify, through statistical clustering, our key customer groups, their demographics and their purchasing habits. With the access to this type of information, we have been able to improve upon our merchandising strategies, resulting in continued sales growth and margin improvements. We have posted nine quarters of consecutive comparable store sales increases and continue to see substantial growth in our catalog and e-commerce business.

When we acquired the Rochester business in fiscal 2004, the business was being supported by AS/400 applications that were over 20 years old. During the fourth quarter of fiscal 2005, we successfully completed the conversion of our Rochester business to our Casual Male system environment. We expect that our Rochester business will benefit from this system conversion, similarly to Casual Male, both financially and operationally during fiscal 2006.

Overall, fiscal 2005 was a pivotal year for us. With many of our initiatives complete, we started to see the anticipated benefits emerge. Our sales growth was strong and steady, with gross margins continuing to improve as we balanced our inventory mix between branded versus private label and fashion versus core merchandise. Our operating income for the year showed an improvement of 125% over fiscal 2004, which is attributable to not only our sales and gross margin performance but also to our continued cost control, which showed improvement as a percentage of sales as compared to fiscal 2004.

The Company’s quarterly comparative sales results improved throughout fiscal 2005 culminated by a fourth quarter comparative sales increase of 7.9%. The significance of the fourth quarter sales results was that the sales increase was accomplished while improving gross margins by 340 basis points. Although the Company’s sales results were positive throughout fiscal 2005, with comparative sales increases of 2.3%, 2.7% and 3.7% in the first, second and third quarters, respectively, the fourth quarter is the culmination of a number of factors:

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•	New systems installation in mid-2004, enabling the merchandising group to improve its execution of maintaining size in-stock positions, allocation of merchandising assortments to appropriate stores, and monitor more closely selling trends of its assortments;

•	Hiring of new merchants in late 2004 and given the 6-8 month supply chain cycles, new merchants strategies were effecting business for the first time in the third and fourth quarters of fiscal 2005;

•	With the installation of improved, updated systems applications, together with the hiring of new merchant talent, Casual Male was well positioned to execute its strategies; and,

•	As Casual Male’s merchandise product offerings have improved and become more responsive to the lifestyles of its customers, Casual Male’s promotional campaigns have become less reliant on pricing discounts, further improving gross margins.

The Company believes that its level of execution of its merchandising strategies will continue to improve and, therefore, is highly confident that the Company will continue to improve upon its market share of the big and tall market. However, its ultimate success of continuing to show comparative sales increases is also somewhat dependent upon competitive forces and macro-economic events, both factors which are non-controllable by the Company. The Company may also experience issues in merchandise deliveries as a result of its direct sourcing program. For a more complete discussion regarding the risk associated with the Company’s continued sales and gross margin growth, see Item 1A, Risk Factors.

As discussed below, subsequent to year end, we entered in to a sale-leaseback transaction which significantly benefited our balance sheet position by increasing our average liquidity and adding flexibility for the potential uses of our future free cash flow. With the completion of this transaction, we have eliminated much of our long term debt with the exception of our remaining convertible notes, repaid all amounts outstanding under our credit facility and reduced our expected interest costs to approximately $4.5-$5.0 million for fiscal 2006. As opportunities arise in the future, we may repurchase additional convertible notes. See “Liquidity and Capital Resources” below for a complete discussion.

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Sales. Sales for fiscal 2005 were $421.4 million as compared to $365.0 million in fiscal 2004. The majority of the increase related to the Big & Tall Apparel business which had an increase of $69.0 million, which was partially offset by $12.6 million of revenue from fiscal 2004 as a result of the divested Other Apparel Business. The increase in the Big & Tall Apparel business of $69.0 million was primarily due to an increase of $54.9 million in sales from our Rochester business due to a full year of revenue in fiscal 2005. The Rochester stores were acquired in October 2004 and therefore did not have a full year of revenue in fiscal 2004. Included in sales for fiscal 2005 is income of $1.2 million related to our initial recognition of gift card breakage. Gift card breakage is income recognized for a portion of non-redeemed gift cards sold by us for which a liability was recorded in prior periods but where the likelihood of redemption by the customer is remote. Also contributing to our sales growth in fiscal 2005 was a total company comparable store sale increase of 4.6%, with the fourth quarter marking our ninth consecutive quarter of positive comparable store sale increases. Our e-commerce and catalog businesses continued to perform strongly during fiscal 2005, representing a combined increase of 18% as compared to the prior year.

Over the past two fiscal years, we added several branded apparel lines to our merchandise mix. We believe that the introduction of these well-known brands helped stimulate traffic into our stores. Given that, over the same period, we have also continued to see considerable growth among our own private label lines, contributing strongly to both our sales and margin in fiscal 2005. With the benefit our recently upgraded merchandising systems we have been able to better manage our in-stock positions and allocations throughout the chain on a micro level, responding to each store’s specific merchandise needs. The Company believes that it will continue to improve upon its level of execution in providing timely and appropriate lifestyle assortments to all its stores, and therefore, maintain its comparable sales increases. However, the Company’s sales trends could be negatively impacted by non-controllable factors such as competitive forces, reaction to its strategies and macro-economic events and trends.

Sales for fiscal 2004 were $365.0 million as compared to $339.3 million in fiscal 2003. The increase of $25.7 million was due to the addition of the Rochester business which contributed $21.1 million to total sales in fiscal 2004 and a comparable store sales increase for fiscal 2004 of 4.4%. This increase was partially offset by a decrease of $7.5 million in our Other Branded Apparel business due to the sale of the Ecko Unltd. outlet stores in the second quarter of fiscal 2004. Our e-commerce business increased more than 55% in fiscal 2004, which was in addition to a similar increase in fiscal 2003.

Comparable store sales for all periods include our retail stores that have been open for at least one full fiscal year together with our e-commerce and catalog sales. It also includes the Rochester stores, since the date of acquisition of October 30, 2004, against their respective same store base for each of the prior years as if we owned the stores since February 1, 2003.

Gross Margin. Gross margin rate for fiscal 2005 was 43.3% as compared to 41.2% for fiscal 2004 and 41.3% for fiscal 2003. The increase of 1.7 percentage points for our Big & Tall apparel business was due to a 1.8 percentage point increase in merchandise margins offset slightly by a 0.1 percentage point increase in occupancy costs. The 1.8 percentage point increase in merchandise margins for fiscal 2005 was primarily the result of our enhanced inventory management of our core basic merchandise versus our fashion merchandise. By maintaining in-stock positions on our core merchandise, we have been able to improve initial margins and reduce our levels of markdowns and clearance inventory.

The Company believes that further gross margin improvements will be achieved mainly in fiscal 2006 as it continues to execute its merchandising and marketing strategies, and begins its direct sourcing activities to lower its merchandise purchase costs. However, its gross margin improvement trends can be negatively impacted if the Company poorly executes its merchandising strategies which could result in undesirable

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merchandise assortments that need to be liquidated at clearance prices, or competition intensifies in its markets which would also result in higher level of price discounting to reduce unplanned inventory levels.

The gross margin rate for fiscal 2004 was slightly higher than fiscal 2003 as a result of a stable merchandise margin for the Casual Male business and the addition of the Rochester stores, which have slightly higher gross margins.

Selling, General and Administrative Expenses. Selling, general and administrative expenses (“SG&A”) as a percentage of sales for fiscal 2005, 2004 and 2003 were 36.1%, 36.3% and 34.1%, respectively. Although SG&A dollars for fiscal 2005 increased as compared to fiscal 2004, SG&A expenses as a percentage of sales decreased as we continue to manage our expense base. The majority of the increase in SG&A dollars can be attributed to the annualized expenses for Rochester, because fiscal 2004 only included Rochester expenses since October 29, 2004. SG&A expenses for fiscal 2005 include a benefit of $700,000 related to the class action settlement with Visa/Mastercard for past overcharges. SG&A expenses for fiscal 2004 include a net benefit of $0.8 million which includes the reversal of certain accrued liabilities as a result of revised estimates, offset by an increase in legal accruals. Advertising expense for fiscal 2005 was $28.6 million as compared to $25.5 million for fiscal 2004. In fiscal 2004, we spent approximately $6.5 million in incremental marketing costs for the launch of our George Foreman product line. In fiscal 2005, we shifted these additional marketing dollars toward our direct marketing campaign and focused less on the mass media type of advertising.

Tantamount to the Company’s strategy of improving profitability and grow its operating margins is maintaining a firm control on the growth of its SG&A levels. Although the Company believes that it can limit SGA growth rates except for certain programs to support its growth activities, unanticipated cost increases by its suppliers, or unanticipated costs that are necessary to support its overall activities could negatively impact its growth in profitability.

The SG&A rate for fiscal 2004 as compared to fiscal 2003 increased as a result of the marketing investments associated with the launch of the George Foreman brand. In the first quarter of fiscal 2004, the Company launched a nationwide campaign to announce the introduction of its George Foreman clothing collection and to re-introduce Casual Male Big & Tall. We increased our marketing costs by approximately $6.5 million, representing much of the increase in Casual Male’s SG&A costs for fiscal 2004.

Depreciation and Amortization. Depreciation and amortization expense was $12.7 million for fiscal 2005, $9.9 million for fiscal 2004 and $7.5 million for fiscal 2003. The increase in depreciation and amortization over the past two fiscal years is directly attributable to the capital expenditures associated with improving our infrastructure as well as new store growth and the remodeling of some of our older locations. The increase in fiscal 2005 is also partially due to a full year of depreciation for our Rochester business.

Operating Income. For the Big & Tall Apparel business, operating income for fiscal 2005 was $17.6 million as compared with $9.4 million in fiscal 2004 and $16.5 million in fiscal 2003. The increase of 118% in operating income for fiscal 2005 is principally the result of our comparable store sales growth, improved merchandise margins and the benefit of a full year of operating results for our Rochester business. These improvements in operating income were partially offset by an increase of $2.8 million in depreciation and amortization.

The Company has previously stated that it has an immediate goal of increasing its operating margins to the 10% level, reaching 4.2% in fiscal 2005 and 2.2% in fiscal 2004. Its ability to reach this goal of a 10% operating margin is dependent upon a number of factors, including:

•	Continue to improve upon its market share and show comparative sales increases;

•	Continue to execute its merchandising strategies with minimal degree of error;

Confidential Treatment Requested by Casual Male Retail Group, Inc. as to Certain Information Contained in Attachment B to this Letter and Filed Separately with the Securities and Exchange Commission.

Securities and Exchange Commission

August 31, 2006

•	No significant changes in the competitive environment and favorable macro-economic trends;

•	Continue to improve upon its gross margins by executing its merchandising strategies; and,

•	Maintain disciplines over its growth in SGA levels.

The decrease in operating income in fiscal 2004 as compared to fiscal 2003 was principally due to increased SG&A costs attributable to advertising costs incurred in connection with the national launch of the George Foreman collections.

Confidential Treatment Requested by Casual Male Retail Group, Inc. as to Certain Information Contained in Attachment B to this Letter and Filed Separately with the Securities and Exchange Commission.

Securities and Exchange Commission

August 31, 2006

Attachment B

Supplemental Information to support Response #4

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*** Represents text omitted pursuant to a FOIA Confidential Treatment Request. The omitted material has been filed separately with the Securities and Exchange Commission.